March 24, 2026

Marc Vandiepenbeeck
Chief Financial Officer
Johnson Controls International plc
One Albert Quay
Cork, Ireland T12 X8N6

        Re: Johnson Controls International plc
            Form 10-K for the Fiscal Year Ended September 30, 2025 File No. 001-13836
Dear Marc Vandiepenbeeck:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    John Donofrio